NewsRelease TC Energy to issue first quarter 2024 results on May 3 and hold annual and special meeting of common shareholders on June 4 CALGARY, Alberta – April 16, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) will release its first quarter 2024 financial results on Friday, May 3, 2024 pre-market and hold its 2024 annual and special meeting of common shareholders on Tuesday, June 4, 2024, at 8 a.m. MDT / 10 a.m. EDT. First quarter 2024 financial results François Poirier, TC Energy President and Chief Executive Officer, Joel Hunter, Executive Vice-President and Chief Financial Officer and other members of the executive leadership team will discuss the financial results and Company developments at 6:30 a.m. MDT / 8:30 a.m. EDT. Members of the investment community and other interested parties are invited to participate by calling 1-844- 763-8274 (Canada/U.S.) or 1-647-484-8814 (International). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call. A live webcast of the teleconference will be available on TC Energy’s website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/13193. The webcast will be available for replay following the meeting. A replay of the teleconference will be available two hours after the conclusion of the call until midnight EDT on May 10, 2024. Please call 1-855-669-9658 (Canada/U.S.) or 1-604-674-8052 (International) and enter passcode 0831. 2024 annual and special meeting TC Energy has filed its 2024 Management Information Circular (www.tcenergy.com/2024mic), along with the related meeting and proxy materials, for its annual and special meeting of common shareholders (the Meeting) to be held on Tuesday, June 4, 2024, at 8 a.m. MDT / 10 a.m. EDT. The Meeting will be held in a virtual-only format via live video webcast. The webcast, including the live question and answer session, will be recorded and archived for replay following the Meeting. At the Meeting, TC Energy’s shareholders will be asked to consider matters related to the Company’s usual annual business and the previously announced proposal to spin off its Liquids Pipelines business, into two independent, investment-grade, publicly listed companies (the Transaction). The new Liquids Pipelines company will be named South Bow Corporation. For additional detail on the Transaction, investor presentation materials and more, please visit our website at www.tcenergy.com/liquids-spinoff. Shareholders of record as of the close of business on April 16, 2024 will be entitled to receive notice of and vote at the Meeting. The 2024 Management Information Circular, including information on the business of the Meeting, the Transaction and how to participate in the live virtual meeting, is available on our website at https://www.tcenergy.com/events/2024-annual-and-special-meeting-of-shareholders/ and under TC Energy’s EXHIBIT 99.1 profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522